DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors-Karpus Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,238,156

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

26.24%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

606,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.86%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________



1. NAME OF REPORTING PERSON
Karpus Investment Management, Jo Ann Van Degriff, George W.
Karpus, Karpus Management Inc., Urbana Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

631,356

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
631,356
_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

631,356

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.4 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report filed on 1/9/06 there were 4,717,985 shares of SQF outstanding as of 10/31/05. The percentage set forth in item 5 was derived using such number.

5a-b
Bulldog Investors -Karpus Group are deemed to be the beneficial owners of 1,238,156 shares of SQF or 26.24% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 606,800 shares of SQF or 12.86% of the outstanding shares. Mr. Phillip Goldstein is deemed to be the beneficial owner of 606,800 shares of SQF or 12.86% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 272,400 shares of SQF or 5.77% of the outstanding shares.
Power to dispose of securities resides solely with Mr. Goldstein for 334,400 shares and jointly with Mr. Dakos for 272,400 shares. Power to vote securities resides solely with Mr. Goldstein for 135,900 shares and jointly for 23,500 shares. Power to vote securities resides solely with Mr. Dakos for 272,400 shares.

KIM beneficially owns 631,356 shares of SQF or 13.38% of the outstanding shares. George Karpus presently owns 30,500 shares.
Karpus Management Inc. currently owns 1550 shares.  Jo Ann Van
Degriff presently owns 2,870 shares.

Additionally Urbana Partners L.P. beneficially owns 15,400 shares of SQF. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns
5.71%.

KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.


  c) During the past 60 days the following shares of SQF were traded:

KARPUS:
Date      Share  Price Per    Date       Share Price
          s      Share                   s     Per
                                               Share
 2/1/2006  1000       12.81    3/1/2006   3600  13.05
 2/3/2006   600       12.86    3/2/2006   4400  13.00
 2/6/2006 10100       12.89    3/3/2006   2700  13.00
 2/7/2006  1500       12.92    3/6/2006    600  12.99
 2/8/2006   800       12.92    3/7/2006   8600  13.00
 2/9/2006   800       12.93   3/10/2006   2800  12.90
2/10/2006  3700       12.91   3/14/2006   5000  12.94
2/13/2006  3200       12.92   3/14/2006  -3100  12.95
2/14/2006  1700       12.91   3/15/2006   3100  12.97
2/14/2006  -300       12.92   3/20/2006   7900  13.00
2/15/2006  2700       12.92   3/21/2006    150  13.04
2/16/2006  2475       12.89   3/22/2006  -8100  13.03
2/17/2006   400       12.92   3/22/2006   6700  13.02
2/21/2006  4300       12.94   3/24/2006   1200  13.04
                              3/28/2006  23400  13.05
                              3/29/2006   6300  13.05
                              3/30/3006   2300  13.05
                              3/31/2006   4700  12.99


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/10/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.